UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 26)*

DISH NETWORK CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

25470M 109

(CUSIP Number)

Timothy A. Messner

Executive Vice President and General Counsel

DISH Network Corporation

9601 S. Meridian Blvd.

Englewood, Colorado 80112

(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25470M 109

1.	Name of Reporting Person Charles W. Ergen

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,120,521 VOTING SHARES (1) 672,000 SIXTY DAY SHARES (2)

	8.	Shared Voting Power 134,325,990 OTHER SHARES (3)

	9.	Sole Dispositive Power 73,120,521 VOTING SHARES (1) 672,000 SIXTY DAY SHARES (2)

	10.	Shared Dispositive Power 134,325,990 OTHER SHARES (3)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 208,118,511

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 47.9% (4)

14.	Type of Reporting Person IN

(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”) of which Mr. Ergen is the sole beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  The Voting Shares represent: (i) 596,470 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 19,827 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; and (iii) 72,504,224 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(2) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.  Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3) “Other Shares” represent: (i) 235 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey M. Ergen; (ii) 2,266 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 8,955 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (iv) 2,167,705 shares of Class A Common Stock held by a charitable foundation for which Mr. Ergen is an officer and for which he shares investment and voting power with Mrs. Ergen; (v) 6,465 shares of Class A Common Stock held by a trust for which Mrs. Ergen has a durable power of attorney on behalf of the beneficiary of the trust; (vi) 8,536,625 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Three-Year 2015 DISH GRAT (the “2015 GRAT”); (vii) 15,603,739 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Three-Year 2017 DISH GRAT (the “Three-Year 2017 GRAT”); (viii) 40,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2017 DISH GRAT (the “Two-Year 2017 GRAT”); (ix) 36,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year March 2018 DISH GRAT (the “Two-Year March 2018 GRAT”); and (x) 32,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2018 DISH GRAT (the “Two-Year May 2018 GRAT”).

(4) Based on 228,946,392 shares of Class A Common Stock outstanding on May 29, 2018 and assuming conversion of the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 44.5%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen owns beneficially equity securities of DISH Network representing approximately 78.4% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Cantey M. Ergen

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 132,142,865 VOTING SHARES (1)

	8.	Shared Voting Power 75,303,646 OTHER SHARES (2)

	9.	Sole Dispositive Power 132,142,865 VOTING SHARES (1)

	10.	Shared Dispositive Power 75,303,646 OTHER SHARES (2)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 207,446,511

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 47.8% (3)

14.	Type of Reporting Person IN

(1) “Voting Shares” include all shares of Class A Common Stock and Class B Common Stock of DISH Network of which Mrs. Ergen is the sole beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  The Voting Shares represent: (i) 235 shares of Class A Common Stock owned beneficially directly by Mrs. Ergen; (ii) 2,266 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 8,536,625 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2015 GRAT; (iv) 15,603,739 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Three-Year 2017 GRAT; (v) 40,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year 2017 GRAT; (vi) 36,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year March 2018 GRAT; and (vii) 32,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2018 GRAT.  There is no arrangement or agreement between any of the trusts identified in clauses (iii) - (vii) above to vote or dispose of any shares of DISH Network.  Mrs. Ergen exercises voting and dispositive power with respect to each such trust independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(2) “Other Shares” represent: (i) 596,470 shares of Class A Common Stock owned beneficially directly by Mr. Ergen, Mrs. Ergen’s spouse; (ii) 19,827 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 8,955 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (iv) 2,167,705 shares of Class A Common Stock held by a charitable foundation for which Mrs. Ergen is an officer and for which she shares investment and voting power with Mr. Ergen; (v) 6,465 shares of Class A Common Stock held by a trust for which Mrs. Ergen has a durable power of attorney on behalf of the beneficiary of the trust; and (vi) 72,504,224 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(3) Based on 228,946,392 shares of Class A Common Stock outstanding on May 29, 2018 and assuming conversion of the shares of Class B Common Stock held by Mrs. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to own beneficially would be approximately 44.4%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen owns beneficially equity securities of DISH Network representing approximately 78.4% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Three-Year 2015 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,536,625 VOTING SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,536,625 VOTING SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 8,536,625

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 3.6% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the 2015 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 228,946,392 shares of Class A Common Stock outstanding on May 29, 2018 and assuming conversion of the shares of Class B Common Stock held by the 2015 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2015 GRAT may be deemed to own beneficially would be approximately 1.8%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the 2015 GRAT owns beneficially equity securities of DISH Network representing approximately 3.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Three-Year 2017 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,603,739 VOTING SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,603,739 VOTING SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 15,603,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 6.4% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Three-Year 2017 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 228,946,392 shares of Class A Common Stock outstanding on May 29, 2018 and assuming conversion of the shares of Class B Common Stock held by the Three-Year 2017 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Three-Year 2017 GRAT may be deemed to own beneficially would be approximately 3.3%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Three-Year 2017 GRAT owns beneficially equity securities of DISH Network representing approximately 6.0% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Two-Year 2017 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,000,000 VOTING SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,000,000 VOTING SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 40,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 14.9% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year 2017 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 228,946,392 shares of Class A Common Stock outstanding on May 29, 2018 and assuming conversion of the shares of Class B Common Stock held by the Two-Year 2017 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year 2017 GRAT may be deemed to own beneficially would be approximately 8.6%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year 2017 GRAT owns beneficially equity securities of DISH Network representing approximately 15.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Two-Year March 2018 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,000,000 VOTING SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 36,000,000 VOTING SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 36,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 13.6% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year March 2018 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 228,946,392 shares of Class A Common Stock outstanding on May 29, 2018 and assuming conversion of the shares of Class B Common Stock held by the Two-Year March 2018 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year March 2018 GRAT may be deemed to own beneficially would be approximately 7.7%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year March 2018 GRAT owns beneficially equity securities of DISH Network representing approximately 13.8% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Two-Year May 2018 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,000,000 VOTING SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 32,000,000 VOTING SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 32,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 12.3% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year May 2018 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 228,946,392 shares of Class A Common Stock outstanding on May 29, 2018 and assuming conversion of the shares of Class B Common Stock held by the Two-Year May 2018 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year May 2018 GRAT may be deemed to own beneficially would be approximately 6.9%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year May 2018 GRAT owns beneficially equity securities of DISH Network representing approximately 12.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

Item 2.                                                         Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the 2015 GRAT; (d) the Three-Year 2017 GRAT; (e) the Two-Year 2017 GRAT; (f) the Two-Year March 2018 GRAT; and (g) the Two-Year May 2018 GRAT, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the 2015 GRAT, the Three-Year 2017 GRAT, the Two-Year 2017 GRAT, the Two-Year March 2018 GRAT, and the Two-Year May 2018 GRAT.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of DISH Network and Chairman of EchoStar Corporation, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) 2015 GRAT

The 2015 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2015 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2015 GRAT, Mrs. Ergen is vested with sole voting and investment power over the 8,536,625 shares of Class B Common Stock held by the 2015 GRAT, except as set forth in Item 6.

(D) Three-Year 2017 GRAT

The Three-Year 2017 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Three-Year 2017 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Three-Year 2017 GRAT, Mrs. Ergen is vested with sole voting and investment power over the 15,603,739 shares of Class B Common Stock held by the Three-Year 2017 GRAT, except as set forth in Item 6.

(E) Two-Year 2017 GRAT

The Two-Year 2017 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year 2017 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year 2017 GRAT, Mrs. Ergen is vested with sole voting and investment power over the 40,000,000 shares of Class B Common Stock held by the Two-Year 2017 GRAT, except as set forth in Item 6.

(F) Two-Year March 2018 GRAT

The Two-Year March 2018 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year March 2018 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year March 2018 GRAT, Mrs. Ergen is vested with sole voting and investment power over the 36,000,000 shares of Class B Common Stock held by the Two-Year March 2018 GRAT, except as set forth in Item 6.

(G) Two-Year May 2018 GRAT

The Two-Year May 2018 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year May 2018 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year May 2018 GRAT, Mrs. Ergen is vested with sole voting and investment power over the 32,000,000 shares of Class B Common Stock held by the Two-Year May 2018 GRAT, except as set forth in Item 6.

Item 4.                                                         Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the second quarter of each year, Mr. Ergen receives an annuity amount from the Three-Year 2017 GRAT under the trust agreement governing the Three-Year 2017 GRAT, assuming that the Three-Year 2017 GRAT has not expired.  The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution.  In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of the Three-Year 2017 GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by the Three-Year 2017 GRAT.  On May 30, 2018, the Three-Year 2017 GRAT distributed 24,396,261 shares of Class B Common Stock held by the Three-Year 2017 GRAT to Mr. Ergen as an annuity payment.  Therefore, the Three-Year 2017 GRAT currently has beneficial ownership of 15,603,739 shares of Class B

Common Stock.  The Three-Year 2017 GRAT is scheduled to expire in accordance with its terms on May 30, 2020.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of the close of business on May 30, 2018.  See Items 11 and 13 of the cover pages to this Amendment No. 26 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.  The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes: (i) 122,185 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family; and (ii) 33,790,620 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 26 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of DISH Network in the last sixty days other than: (i) as described herein; and (ii) Mr. Ergen’s contribution of 32,000,000 shares of Class B Common Stock to the Ergen Two-Year May 2018 GRAT on May 9, 2018, which was reported by Mr. Ergen on a Schedule 13D/A filed on May 10, 2018 and a Form 4 filed on May 11, 2018.

(d) Not applicable.

(e) Not applicable.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

/s/ Charles W. Ergen
Dated: May 31, 2018	Charles W. Ergen

CANTEY M. ERGEN

/s/ Cantey M. Ergen
Dated: May 31, 2018	Cantey M. Ergen

ERGEN THREE-YEAR 2015 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2018	Cantey M. Ergen, Trustee

ERGEN THREE-YEAR 2017 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2018	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR 2017 DISH GRAT

/s/ Cantey M. Ergen
Dated: May31, 2018	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MARCH 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2018	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2018	Cantey M. Ergen, Trustee

Attention:  Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

/s/ Charles W. Ergen
Dated: May 31, 2018	Charles W. Ergen

CANTEY M. ERGEN

/s/ Cantey M. Ergen
Dated: May 31, 2018	Cantey M. Ergen

ERGEN THREE-YEAR 2015 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2018	Cantey M. Ergen, Trustee

ERGEN THREE-YEAR 2017 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2018	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR 2017 DISH GRAT

/s/ Cantey M. Ergen
Dated: May31, 2018	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MARCH 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2018	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2018	Cantey M. Ergen, Trustee